UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________________________

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

September 27, 2017
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT II, Inc.
(Exact name of issuer as specified in its charter)

Maryland	61-1795178
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

_____________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_____________________________________________________________________

Common Stock
(Title of each class of securities issued pursuant to Regulation A)
_____________________________________________________________________

Item 9        Other Events
Minimum Offering Amount Raised
We have raised the minimum offering amount of $2,000,000. As of September 27, 2017, we have sold approximately $2,525,572 shares of common stock.
Modification of Subscription Agreement
The Subscription Agreement has been updated to include new subscription instructions. Attached is the new Subscription Agreement which will replace the Subscription Agreement originally attached as Exhibit 4.
SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
COTTONWOOD MULTIFAMILY REIT II, INC.

By:   /s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer
Dated: September 27, 2017